February 13, 2020

Stewart Glendinning
Executive Vice President and Chief Financial Officer
TYSON FOODS, INC.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

       Re: TYSON FOODS, INC.
           Form 10-K for the fiscal year ended September 28, 2019
           10-K filed November 12, 2019
           File No. 001-14704

Dear Mr. Glendinning:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing